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[LOGO OF DUSA]
INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC. (R)
FOR RELEASE AT 6:30 A.M.

                          DUSA PHARMACEUTICALS REPORTS
                     FIRST QUARTER 2006 CORPORATE HIGHLIGHTS
                              AND FINANCIAL RESULTS

          NEW LEVULAN(R) KERASTICK(R) AND OVERALL PRODUCT SALES RECORDS

WILMINGTON, MA. MAY 10, 2006 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) reported today its corporate highlights and financial results for the first quarter ended March 31, 2006.

CORPORATE HIGHLIGHTS:

The first quarter of 2006 included major milestones for DUSA.

Total product revenues for the quarter were $4,751,000, compared to $3,369,000 during Q1 2005, representing a 41% increase, and a new high for the Company.

Levulan(R) Kerastick(R) unit sales for the quarter totaled 32,934, also a new high, compared to the 28,704 Kerastick units sold in the quarter ended March 31, 2005. A total of 104 BLU-U(R) units (net) were placed in doctors' offices during the quarter, including trial units, compared to 131 during Q1 2005. By the end of the current period, there were 1,441 units in doctor's offices, as compared with 1,045 at March 31, 2005. Total photodynamic therapy (PDT) product revenues for Q1 2006 reached a record of $3,853,000.

The merger with Sirius Laboratories was successfully completed on March 10, 2006. From the date of acquisition through March 31, 2006, sales of Sirius products totaled $898,000. "We completed the integration of the newly expanded sales team in early April, with a joint sales meeting to cross train the sales organization on all products", stated Bob Doman, DUSA's President and COO. "With the addition of the Sirius personnel, our sales team now totals 40 people, including 34 sales representatives, four region managers, Bill O'Dell, DUSA's new Executive Vice President of Sales and Marketing, and Bill Fromholzer, our new field-based Vice President of Sales, who had been an executive sales consultant to DUSA for the last 6 months."

An agreement with Stiefel Laboratories, Inc., one of the leading dermatology companies in the world, was announced in January. Stiefel will be marketing and distributing DUSA's Levulan PDT for dermatology throughout Latin America. The registration process is now underway, with the expectation that the initial market launches will occur in the first quarter of 2007. During the remainder of 2006, we will be seeking to conclude similar partnerships for additional territories outside of the Americas.


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Based on the preliminary results of our Phase II clinical trials and independent investigator studies on the use of Levulan PDT for the treatment of acne and photo-damaged skin we are in the planning process for the next steps in our clinical development plan for eventual submission of new drug applications to the FDA for these indications.

Subsequent to the end of the quarter, we announced that a settlement had been reached with New England Compounding Center, related to the sale of compounded ALA. This lawsuit was an important part of our strategy to defend our IP rights related to Levulan, which we will continue to do whenever appropriate.

"We are very pleased with the results of Q1 2006" stated Mr. Doman. "The record Kerastick sales were impressive, especially in light of purchases in the fourth quarter of 2005 in advance of our January 1, 2006 price increase. The financial results (see below) speak for themselves. This now marks the second consecutive quarter of record Kerastick sales and record overall revenues. We are also very pleased with the results of the Sirius merger, the expansion and upgrading of our sales team, and our agreement with Stiefel. We believe that DUSA is now well positioned to take advantage of the many growth opportunities that we have in front of us."

FINANCIAL HIGHLIGHTS:

For the three months ended March 31, 2006, DUSA's net loss in accordance with generally accepted accounting principles (GAAP) was ($4,640,000), or ($0.26) per common share, compared to a loss of ($4,332,000), or ($0.26) per common share for the comparable 2005 period. The non-GAAP net loss for the same period was ($2,620,000) or ($0.15) per common share (refer to the "Use of Non-GAAP Financial Measures" section and accompanying financial tables for a reconciliation of GAAP to non-GAAP information).

Revenues for the three months ended March 31, 2006 were $4,751,000, as compared to $3,369,000 in 2005, and were comprised of the following:

                                                                Three Months Ended March 31,
                                                                         (Unaudited)
                                                    ------------------------------------------------------
                                                         2006                2005             Increase/
                                                                                             (Decrease)
                                                    ----------------    ----------------    --------------
     PDT Drug & Device Product Revenues

     Kerastick product revenues
          United States                                  $2,810,000          $2,249,000          $561,000
          Canada                                            343,000             261,000            82,000
                                                    ----------------    ----------------    --------------
              Subtotal Kerastick product revenues         3,153,000           2,510,000           643,000

     BLU-U product revenues
          United States                                     669,000             686,000          (17,000)
          Canada                                             31,000             173,000         (142,000)
                                                    ----------------    ----------------    --------------
              Subtotal BLU-U product revenues               700,000             859,000         (159,000)
                                                    ----------------    ----------------    --------------
         Total PDT Drug & Device Product Revenues         3,853,000           3,369,000           484,000
                                                    ----------------    ----------------    --------------
         Total Non-PDT Drug Product Revenues                898,000                   -           898,000
                                                    ----------------    ----------------    --------------
          TOTAL PRODUCT REVENUES                         $4,751,000          $3,369,000        $1,382,000
                                                    ================    ================    ==============


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The increase in 2006 Kerastick revenues was driven by a number of factors including: increased sales volumes, an increase in our average unit selling price, a reduction in our overall sales volume discount programs, and increased levels of direct distribution to customers. Effective January 1, 2006, DUSA became the sole US distributor of the Kerastick. Our average net selling price for the Kerastick increased to $95.73 in the first quarter of 2006 from $87.44 in the first quarter of 2005. The decrease in 2006 BLU-U revenue was driven by lower overall sales volumes which were partially offset by an increase in our average selling price. There were 92 units sold during the first quarter of 2006 versus 143 units in the comparable 2005 period. Our average selling price increased to $7,496 for the three months ended March 31, 2006 from $5,977 in the comparable 2005 period. Non-PDT drug product revenues represent the revenues generated by the products acquired as part of our merger with Sirius and reflect the period March 10, 2006 through March 31, 2006 only. The substantial majority of these revenues was attributable to sales of Nicomide(R).

Total product margins for the three month period ended March 31, 2006 were $2,960,000 or 62% as compared to $1,365,000 or 41% for the comparable 2005 period. For the three month period ended March 31, 2006, total PDT drug and device product margins were $2,344,000 or 61%, versus $1,365,000, or 41%, for the comparable 2005 period. The incremental margin was driven by positive margin gains on both the Kerastick and BLU-U.

Kerastick gross margins for the three month period ended March 31, 2006 were 71% versus 61% for the comparable 2005 period. BLU-U margins for the three month period ended March 31, 2006 were 17%, versus (19%) for the comparable 2005 period. Similar to the increase in revenues, the increase in margin is mainly attributable to an increase in our average unit selling prices, increased levels of direct distribution to customers; as well as a reduction in our overall sales volume discount programs.

Non-PDT drug product margins reflect the margin generated by the products acquired as part of our March 10, 2006 merger with Sirius. Total margin for the period March 10, 2006 through March 31, 2006 was $616,000 or 69%. It should be noted that Non-PDT drug product margins were negatively impacted by the recording of the inventory acquired in the Sirius merger at its fair value in accordance with purchase accounting rules. We expect that the purchase accounting adjustment will continue to affect gross margins for the next two quarters, and beyond that time we expect gross margins on Non-PDT drug products to be in the 80% to 90% range.

Total operating costs for the three month period ended March 31, 2005 were $7,872,000 as compared to $6,064,000 in 2005. Research and developments costs increased to $3,111,000 from $1,596,000 respectively. The increase was caused primarily by the recording of a $1,600,000 non-cash charge related to the in-process research and development acquired as part of our merger with Sirius. Marketing and sales costs remained relatively flat at $2,691,000 and $2,785,000. General and administrative costs increased to $2,070,000 from $1,683,000. This increase is mainly attributable to a $149,000 non-cash charge resulting from the adoption of SFAS 123R for share-based compensation expense for previously granted stock options, incremental costs associated with the merger of Sirius, and increased professional fees.


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As of March 31, 2006, total cash, cash equivalents, and United States government securities including long-term instruments, were $23,406,000, compared to $34,935,000 at December 31, 2005. The decrease is primarily attributable to cash expended on the Sirius acquisition; as well as the funding of our operational expenses. Net intangible assets and goodwill acquired as part of the Sirius merger totaled $17,058,000 and $6,068,000 respectively as of March 31, 2006.

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

                                                                    March 31,          December 31,
                                                                      2006                 2005
                                                                   (Unaudited)
                                                                ------------------    ----------------

       ASSETS
       Current Assets
          Cash and cash equivalents                                   $ 4,282,713         $ 4,210,675
          Marketable securities                                        18,976,838          30,579,486
          Accounts receivable                                           2,126,853             373,130
          Inventory                                                     3,538,794           1,860,793
          Other current assets                                          1,392,948           1,961,617
                                                                ------------------    ----------------
             Total current assets                                      30,318,146          38,985,701
          Restricted cash                                                 145,983             144,541
          Property, plant and equipment                                 3,002,981           2,971,869
          Intangible assets                                            17,057,961                   -
          Goodwill                                                      6,067,505                   -
          Deferred charges and other assets                               230,522             228,520
                                                                ------------------    ----------------
       TOTAL ASSETS                                                   $56,823,098         $42,330,631
                                                                ==================    ================
       LIABILITIES AND SHAREHOLDERS' EQUITY
       Current Liabilities
          Accounts payable and accrued expenses                       $ 5,331,066         $ 4,002,050
          Deferred revenue                                                 72,111              94,283
                                                                ------------------    ----------------
            Total current liabilities                                   5,403,177           4,096,333
          Other liabilities                                               205,677             205,570
                                                                ------------------    ----------------
       TOTAL LIABILITIES                                                5,608,854           4,301,903
                                                                ------------------    ----------------
       TOTAL SHAREHOLDERS' EQUITY                                      51,214,244          38,028,728
                                                                ------------------    ----------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $56,823,098         $42,330,631
                                                                ==================    ================

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DUSA Pharmaceuticals, Inc.
Condensed Consolidated Statement of Operations

                                                         Three Months Ended March 31,
                                                           2006                 2005
                                                       (Unaudited)          (Unaudited)
                                                     -----------------     ---------------
Product Revenues                                           $4,750,520          $3,368,614
Cost of Product Revenues and Royalties                      1,790,759           2,003,628
                                                     -----------------     ---------------
    Gross Margin                                            2,959,761           1,364,986

Operating Costs
   Research and Development                                 3,110,731           1,595,717
   Marketing and Sales                                      2,690,684           2,785,402
   General and Administrative                               2,070,291           1,682,479
                                                     -----------------     ---------------
Total Operating Costs                                       7,871,706           6,063,598
                                                     -----------------     ---------------
Loss from Operations                                      (4,911,945)         (4,698,612)
                                                     -----------------     ---------------
Other Income
   Other Income, net                                          271,556             366,997
                                                     -----------------     ---------------
Net Loss                                                 $(4,640,389)        $(4,331,615)
                                                     =================     ===============
Basic and Diluted Net Loss per Common Share                   $(0.26)             $(0.26)
                                                     =================     ===============

Weighted Average Number of Common Shares                   17,629,292          16,908,351
Outstanding, Basic and Diluted
                                                     =================     ===============

USE OF NON-GAAP FINANCIAL MEASURES

In addition to reporting financial results in accordance with GAAP, we have provided in the table below non-GAAP financial measures adjusted to exclude share-based compensation expense, amortization of intangible assets and an in-process research and development charge related to our merger with Sirius in the first quarter of 2006. We believe this presentation is useful to help investors better understand our financial performance this quarter, competitive position and prospects for the future. We use the modified prospective method to report compensation charges associated with the expensing of stock options. Results for prior periods have not been adjusted to reflect non-GAAP financial performance. Management believes these non-GAAP financial measures assist in providing a more complete understanding of our underlying operational results and trends and in allowing for a more comparable presentation of results in the reported period to those in prior periods that did not include SFAS 123(R) stock based compensation. Management uses these measures along with their corresponding GAAP financial measures to help manage our business and to help evaluate our performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures we use may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies. Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.




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
                                               For the three- months ended March 31, 2006
                           -----------------------------------------------------------------------------------
                                                                   Non-cash charges
                                                                    resulting from
                                                  SFAS 123R        the purchase of
                                  GAAP          Adjustment (a)          Sirius                  Non-GAAP
                           ------------------ ------------------- -------------------       ------------------
Product Revenues                 $ 4,750,520
                                                                                                  $ 4,750,520
Cost of Product Revenues           1,790,759
and Royalties                                          $ (19,000)                                   1,771,759
                           ------------------ ------------------- -------------------       ------------------
    Gross Margin                   2,959,761              19,000                                    2,978,761
Operating Costs
Research and Development           3,110,731             (81,000)        $(1,600,000)   (b)         1,429,731
Marketing and Sales                2,690,684             (69,000)           (102,000)   (c)         2,519,684
General and
Administrative                     2,070,291            (149,000)                                   1,921,291
                           ------------------ ------------------- -------------------       ------------------
Total Operating Costs              7,871,706            (299,000)         (1,702,000)               5,870,706
                           ------------------ ------------------- -------------------       ------------------
Loss from Operations             $(4,911,945)          $ 318,000         $ 1,702,000              $(2,891,945)
                           ------------------ ------------------- -------------------       ------------------
  Other Income

Other Income, net                    271,556                                                          271,556
                           ------------------ ------------------- -------------------       ------------------
  Net Loss                       $(4,640,389)            318,000           1,702,000              $(2,620,389)
                           ================== =================== ===================       ==================
Basic and Diluted Net
Loss per Common Share                 $(0.26)                                                          $(0.15)
                           ================== =================== ===================       ==================
Weighted Average Number
of Common Shares
Outstanding, Basic and
Diluted                           17,629,327                                                       17,629,327
                           ================== =================== ===================       ==================

     (a) Share based compensation expense resulting from the adoption of SFAS 123R on January 1, 2006
     (b) In-process research and development, one time charge
     (c) Amortization of intangible assets (3/10/06-3/31/06)


DUSA Pharmaceuticals, Inc. is an integrated dermatology specialty pharmaceutical company focused primarily on the development and marketing of its Levulan(R) Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan PDT is currently approved for the treatment of pre-cancerous actinic keratoses, and is being developed for the treatment of acne and photodamage. DUSA's other dermatology products include Nicomide(R), and the AVAR(R) line, resulting from its recent merger with Sirius Laboratories, Inc. These products target patients with acne and rosacea. DUSA is also developing certain internal indications of Levulan PDT. DUSA is based in Wilmington, MA.

Except for historical information, this news release contains certain forward-looking statements that involve known and unknown risk and uncertainties, which may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the statements made. These forward-looking statements relate to Stiefel's marketing rights and our expectation for the timing of product launches, our efforts to enter other partnerships, our defense of our IP rights, beliefs regarding growth opportunities, expectations regarding the affect of purchase accounting rules on gross margins and the range of those margins, and belief regarding the non-GAAP presentation of this quarter's results. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, reliance on third-parties, the regulatory approval process, litigation process, our ability to penetrate the market, maintenance of our patent portfolio, final audit procedures, and other risks and uncertainties identified in DUSA's filings with the Securities and Exchange Commission from time to time, including its Form 10-K for the year ended December 31, 2005.

For further information contact:
D. GEOFFREY SHULMAN, MD, Chairman & CEO
or SHARI LOVELL, Director, Shareholder Services
Tel: 416.363.5059 Fax 416.363.6602
or visit www.dusapharma.com